Kathleen L. Werner | Partner
Direct Tel: +1 212 878 8526
Email: Kathleen.Werner@cliffordchance.com
March 8, 2011
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-0404
Attn:	Michael McTiernan, Esq.
Assistant Director

Re:	Corporate Property Associates 16 — Global Incorporated / CPA 16 Holdings Inc.
Registration Statement on Form S-4
File No. 333-171538
Dear Mr. McTiernan:
     On behalf of our clients, Corporate Property Associates 16 — Global Incorporated and CPA 16 Holdings Inc., we submit for filing a Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4 (333-171538).
     If you have any questions or comments regarding this filing, please do not hesitate to call me at (212) 878-8526.
Very truly yours,

Kathleen L. Werner

Cc: Jerard Gibson, Esq.

Enc.